As filed with the Securities and Exchange Commission on October 13, 2004
                                        Registration No. 333-
===============================================================================
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                   -----------------
                                      FORM F-6
                               REGISTRATION STATEMENT
                                        under
                              THE SECURITIES ACT OF 1933
               For Depositary Shares Evidenced by American Depositary Receipts
                                         of
                                 ARM HOLDINGS PLC
      ------------------------------------------------------------------------
     (Exact name of issuer of deposited securities as specified in its charter)

                                         N/A
                      -------------------------------------------
                      (Translation of issuer's name into English)

                                  ENGLAND AND WALES
                ---------------------------------------------------------
                (Jurisdiction of incorporation or organization of issuer)

                                THE BANK OF NEW YORK
                 ------------------------------------------------------
                 (Exact name of depositary as specified in its charter)

                          One Wall Street New York, N.Y. 10286
                                    (212) 495-1784
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             -------------------------
                                The Bank of New York
                                    ADR Division
                             One Wall Street, 29th Floor
                             New York, New York 10286
                                 (212) 495-1784
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                             Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                 120 Broadway
                           New York, New York 10271
                                (212) 238-3010

         It is proposed that this filing become effective under Rule 466
                           [X] immediately upon filing
                             [ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
Title of each class                                      Proposed maximum       Proposed maximum
of securities to be                                      aggregate price       aggregate offering        Amount of
   registered              Amount to be registered          per unit(1)             price(1)           registration fee
   ----------              -----------------------          -----------             --------           ----------------
American  Depositary        300,000,000 American              $5.00                 $15,000,000             $1,900.50
Shares Evidenced  by          Depositary  Share
Depositary  Receipts,
each Representing
Ordinary  Shares, Par
Value of 0.05 GBP each,
of ARM Holdings plc
-----------------------------------------------------------------------------------------------------------------------

1 For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                              ---------------------
      Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. Nos. 333-8486, 333-11840 and 333-102924).

     The  prospectus  consists  of  the  proposed  form of American
Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                    PART I

                      INFORMATION REQUIRED IN PROSPECTUS

Item - 1.           Description of Securities to be Registered
                    ------------------------------------------

                               Cross Reference Sheet

                                                                                 Location in Form of Receipt
Item Number and Caption                                                          Filed Herewith as Prospectus
-----------------------                                                          ----------------------------
1.  Name and address of depositary                                               Introductory Article

2.  Title of American Depositary Receipts and identity of                        Face  of  Receipt, top center
    deposited securities

       Terms of Deposit:

       (i)    The amount of deposited securities represented by                  Face of Receipt, upper right corner
       one unit of American Depositary Receipts

       (ii)   The procedure for voting, if any, the deposited securities         Articles number 16, 17 and 19

       (iii)  The collection and distribution of dividends                       Articles number 13, 14 and 16

       (iv)   The transmission of notices, reports and proxy                     Articles number 12, 15, 16, 17 and 18
       soliciting material


       (v)    The sale or exercise of rights                                     Article number 15

       (vi)   The deposit or sale of securities resulting from                   Articles number 13, 15 and 18
       dividends, splits or plans of reorganization

       (vii)  Amendment, extension or termination of the deposit agreement       Articles number 20, 22 and 23

       (viii) Rights of holders of Receipts to inspect  the                      Article number 12
       transfer books of the depositary and the list of
       holders of Receipts

       (ix)   Restrictions upon the right to deposit or                          Articles  number 2, 3, 4, 5, 6 and 8
       withdraw the underlying securities

       (x)    Limitation upon the liability of the depositary                    Articles  number   13, 14, 15, 17, 19
                                                                                 and 21

3.  Fees and Charges                                                             Articles number 8

Item - 2.           Available Information
                    ---------------------

       Public reports furnished by issuer                                        Article number 12


                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item - 3.           Exhibits
                    --------

       a. Form of Deposit Agreement dated as of dated as of April 24, 1998, as amended and restated as of April 17, 2000, among ARM
             Holdings plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

       b. Form of letter agreement among ARM Holdings plc and The Bank of New York relating to pre-release activities under the Deposit Agreement. - Filed herewith as Exhibit 2.

       c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

       d.    Opinion  of  Emmet,   Marvin   &  Martin,  LLP,  counsel  for
             the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

       e.    Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.           Undertakings
                    ------------

       (a)   The  Depositary  hereby  undertakes  to  make  available   at
             the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

       (b)   If  the  amounts  of   fees  charged  are  not  disclosed  in
             the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                 SIGNATURES
                                 ----------


     Pursuant  to  the  requirements of   the  Securities  Act  of  1933,
the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 13, 2004.


                                        Legal  entity  created by the
                                        agreement for the issuance of American
                                        Depositary Receipts for Ordinary
                                        Shares, Par Value of 0.05 GBP each, of
                                        ARM Holdings plc.


                                        By:   The Bank of New York,
                                               As Depositary


                                              By: /s/ Joanne F. DiGiovanni
                                                  --------------------------
                                              Name: Joanne F. DiGiovanni
                                              Title: Vice President

     Pursuant  to  the  requirements  of  the  Securities  Act  of   1933,
ARM Holdings plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Cambridge
in   the United Kingdom on October 13, 2004.

                                        ARM HOLDINGS PLC

                                        By:  /s/ Warren East
                                             ------------------------------
                                             Name: Warren East
                                             Title: Chief Executive Officer


     Each  person  whose  signature   appears  below  hereby  constitutes
and appoints Warren East and Tim Score, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto
(including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 13, 2004.


/s/ Sir Robin Saxby                         /s/ Jerald Ardizzone
-------------------------------------       -------------------------------------
Sir Robin Saxby                             Jerald Ardizzone, President, ARM, Inc.
Chairman and Director                       Authorized U.S. Representative



/s/ Tudor Brown                             /s/ Tim Score
-------------------------------------       -------------------------------------
Tudor Brown                                 Tim Score
Chief Operating Officer and Director        Chief Financial Officer and Director
                                            (Principal Financial and Accounting Officer)


/s/ Mike Inglis                             /s/ Warren East
-------------------------------------       -------------------------------------
Mike Inglis                                 Warren East
Director                                    Chief Executive Officer and Director
                                            (Principal Executive Officer)


/s/ Michael Muller
-------------------------------------
Michael Muller
Chief Technology Officer and Director



-------------------------------------
Peter Cawdron
 Director


/s/ Doug Dunn
-------------------------------------
Doug Dunn
Independent Non-Executive Director



-------------------------------------
John Scarisbrick
Director


/s/ Jeremy Scudamore
-------------------------------------
Jeremy Scudamore
Director

                               INDEX TO EXHIBITS

Exhibit
Number       Exhibit
------       -------

 1 Form of Deposit Agreement dated as of April 24, 1998, as amended and restated as of April 27, 2000, among ARM Holdings plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

 2 Form of letter agreement among ARM Holdings plc and The Bank of New York relating to pre-release activities under the Deposit Agreement.

 4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

 5           Certification under Rule 466.